[Copano Letterhead]

April 18, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Scott Anderegg, Esq.
Peggy Kim, Esq.

Re:	Copano Energy, L.L.C.
Registration Statement on Form S-3
Commission File No. 333-132489

Ladies and Gentlemen:

We have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 7, 2006. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. References to “we,” “us” and “our” herein refer to Copano Energy, L.L.C. and its consolidated subsidiaries.

Form S-3

Where you can find more information, page 34

1.                                       We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2005, which will incorporate information from the proxy statement to be filed for your 2006 annual meeting. Before the Form S-3 becomes effective, please either file the definitive proxy statement for your 2006 meeting or include the officer and director information in an amended Form 10-K. See Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. H.6. (July 1997).

Response:  Our definitive proxy statement for our 2006 annual meeting of unitholders was filed with the Commission on April 13, 2006.

Exhibit 5.1

2.                                       We note that on page 2 you state that the common units have been “validly issued, fully paid and are non-assessable, except as described in the Prospectus.”  This qualification appears to be inappropriate. Please revise to omit the qualification or advise us.

Response:  The opinion letter from Vinson & Elkins L.L.P. has been revised to delete the qualifying language “except as described in the Prospectus” and is attached as Exhibit 5.1 to Amendment No. 1.

3.                                       Please have counsel confirm to us in writing that it concurs with our understanding that the references and limitations to the “Delaware Act” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Response:  Vinson & Elkins L.L.P. has confirmed to the Staff in writing that it concurs with the Staff’s understanding that the references and limitations to the “Delaware Act” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws. Please see Exhibit A to this Response Letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Cover Page

4.                                      We note that you have checked the box for “large accelerated filer; however, you also state that as of June 30, 2005, the aggregate market value of your voting and non-voting common equity held by non-affiliates was only $221.7 million. Please refer to the definition of “large accelerated filer” in Rule 12b-2 of the Exchange Act Rules. In future filings, please revise to check the appropriate box.

Response:  In future filings with the Commission, we will revise the cover page of our Annual Report on Form 10-K to check the appropriate box.

Controls and Procedures, page 85

5.                                      We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported timely.”  As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response:  In future filings with the Commission, we will revise our disclosure under Item 9A of Form 10-K and Item 4 of Form 10-Q to clarify that our officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

6.                                      Please note that the certifications required by Rule 13a-14(a) must appear exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In future filings, please revise to omit “annual” from paragraphs 2 and 3.

Response. In future filings with the Commission, we will revise paragraphs 2 and 3 of Exhibits 31.1 and 31.2 to omit the word “annual.”

If you have any questions or comments regarding this letter or the Registration Statement, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Jeffery K. Malonson of the same firm at (713) 758-3824.

Sincerely,

COPANO ENERGY, L.L.C.

By:	/s/ Douglas L. Lawing
	Name:	Douglas L. Lawing
	Title:	Vice President, General Counsel and Secretary

Exhibit A

[Letterhead of Vinson & Elkins L.L.P.]

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Scott Anderegg, Esq.
Peggy Kim, Esq.

Re:	Copano Energy, L.L.C.
Registration Statement on Form S-3
Commission File No. 333-132489

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement and the opinion letter from Vinson & Elkins L.L.P. filed therewith as Exhibit 5.1, we hereby confirm to the Staff that references and limitations to “Delaware Act” in our opinion letter include the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

If you have any questions or comments regarding this letter, please contact me at (713) 758-3708 or Jeffery K. Malonson at (713) 758-3824.

Sincerely,

/s/ David P. Oelman
David P. Oelman